UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Sanmina Corporation
(Exact Name of Registrant as Specified in Charter)

Delaware	000-21272	77-0228183
(State or Other Jurisdiction	(Commission File No.)	(I.R.S. Employer
of Incorporation)		Identification Number)

2700 North First Street
San Jose, California 95134
(Address of Principal Executive Offices)

Kurt Adzema
Executive Vice President and Chief Financial Officer
(408) 964-3500
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

The disclosures required by this item are contained in the Company’s Conflict Minerals Report filed as Exhibit 1.01 hereto and which is publicly available at http://www.sanmina.com/social-responsibility/ethics-governance/conflict-mineral-reports/

Item 1.02  Exhibit

The Company’s Conflict Minerals Report required by Item 1.01 hereof is filed herewith as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SANMINA CORPORATION

	By:	/s/ Kurt Adzema
Kurt Adzema
Executive Vice President and Chief Financial Officer

Date: May 29, 2020

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